UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE

ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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Commission File Number 0-15741

AKTIEBOLAGET ELECTROLUX (PUBL)

(Exact name of Company as specified in its charter)

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S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

+46 8 738 60 00

(Address, including zip code, and telephone number, including area code, of Company’s principal executive offices)

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Class B-Shares, SEK 5 nominal amount, non-restricted

(Title of each class of securities covered by this Form)

_____________

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. Aktiebolaget Electrolux (publ) (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on July 6, 1987 when the registration statement on Form 20-FR became effective. The Company filed its first annual report on Form 20-F on June 22, 1988.

B. The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity

The Company’s securities have not been sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”), other than in offerings limited to employees of the Company and its subsidiaries.

Item 3.	Foreign Listing and Primary Trading Market

A. The Company has maintained a listing of its Class B-Shares on the Stockholm Stock Exchange (part of the OMX Nordic Exchange), which is located in the jurisdiction of the Kingdom of Sweden. The Stockholm Stock Exchange constitutes the primary trading market for the Company’s Class B-Shares. The Company’s Class B-Shares are also listed on the London Stock Exchange.

B. The Company was introduced on the Stockholm Stock Exchange in 1930 and the London Stock Exchange in 1928. The Company has maintained a listing of its Class B-Shares on the Stockholm Stock Exchange and the London Stock Exchange for at least the 12 months preceding the filing of this Form.

C. During the 12-month period beginning August 1, 2006 and ending July 31, 2007, 99.75% of trading in the Company’s Class B-Shares occurred on the Stockholm Stock Exchange, which was larger than the trading volume in the United States during the same period.

Item 4.	Comparative Trading Volume Data

The Company’s trading volume data for its Class B-Shares used to rely on Rule 12h-6(a)(4)(i) are as follows:

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is August 1, 2006 to July 31, 2007.

B. During this 12-month period, the average daily trading volume (“ADTV”) of the Company’s Class B-Shares (whether in form of shares or American Depositary Receipts (“ADRs”)) in the United States and on a worldwide basis was 8,531 shares and 3,370,165 shares, respectively.

C. For the same 12-month period, the ADTV of the Company’s Class B-Shares (whether in form of shares or ADRs) in the United States represents 0.25% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

D. The Company delisted the ADRs representing the Company’s Class B-Shares from NASDAQ on March 31, 2005. The ADTV of the Class B-Shares (whether in form of shares or ADRs) in the United States as a percentage of the ADTV for the Class B-Shares worldwide was 1.4% for the 12-month period preceding the delisting.

E. The Company has not terminated a sponsored American depositary receipt facility regarding its Class B-Shares.

F. The Company used the sources for trading volume information that it viewed as most likely to have reliable information to determine whether it meets the requirements of Rule 12h-6. The Company obtained trading volume information with respect to trading on the Stockholm Stock Exchange from the OMX Stockholm Stock Exchange and trading on the London Stock Exchange and in the United States from Bloomberg Terminal.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on September 4, 2007, which was submitted under cover of a Form 6-K on September 4, 2007.

B. This notice was disseminated by Business Wire, a newswire services to disseminate the notice in the United States. In addition, this notice was posted on the Company’s website.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.electrolux.com.

PART III

Item 10.	Exhibits

                          None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Aktiebolaget Electrolux (publ) has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, Aktiebolaget Electrolux (publ) certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

AKTIEBOLAGET ELECTROLUX (PUBL)

Dated: September 12, 2007	By:	/s/ Cecilia Vieweg
Name: Cecilia Vieweg
Title: Senior Vice President and General Counsel

	By:	/s/ Fredrik Rystedt
Name: Fredrik Rystedt
Title: Senior Vice President and Chief Financial Officer